Exhibit 99.1

Akanda Corp. Entered into Non-Binding Letter of Intent for Sale of RPK

London, February 1, 2024 – Akanda Corp. ("Akanda" or the “Company”), an international medical cannabis company, today announces it has entered into an Amended Non-Binding Letter of Intent (“LOI”) with Somai Pharmaceuticals Ltd. for the sale of RPK, its Portuguese subsidiary.

Pursuant to the provisions set forth in the LOI, the duration of said LOI has been extended through the 31st day of March, 2024. Furthermore, the stipulated purchase price therein has been amended to an aggregate of Two Million United States Dollars (USD $2,000,000) from Two Million Seven Hundred Thousand United States Dollars (USD $2,700,000) which include all current liabilities of RPK which are approximately 4,000,000 Euros. In alignment with the terms of the proposed transaction, a deposit amounting to Five Hundred Thousand United States Dollars (USD $500,000) shall be securely placed in an escrow account with the remainder of the amount due upon successful completion of said transaction. The precise terms of the proposed transaction will be negotiated and contained in a definitive agreement. The closing of the proposed transaction will be subject to customary due diligence, representations and warranties, covenants, indemnities and closing conditions. There can be no assurance or guarantee that the proposed transaction will be consummated, or upon the terms and conditions currently outlined in the LOI.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with an EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

About Somai

SOMAÍ Pharmaceuticals is a large-scale EU-GMP manufacturer of cannabis products concentrating on the highest quality medical-grade pharmacological applications. The company invests in the extraction, research, development, formulation, and distribution of EU GMP-pharmaceutical market-authorized cannabinoid products. SOMAÍ is committed to revolutionizing healthcare through cannabis-based treatments. For more information, please visit SOMAÍ’s website.

Contact Information:

SOMAÍ Pharmaceuticals
Media Contact: hello@somaipharma.eu
Website: somaipharma.eu

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Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

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